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                                                      EXHIBIT 1
                                                   NEWS RELEASE


AK STEEL HOLDING CORPORATION & ARMCO INC. ANNOUNCE PROPOSED MERGER



MIDDLETOWN, OH, and PITTSBURGH, PA, May 21, 1999 -- AK Steel
Holding Corporation (NYSE: AKS) and Armco Inc. (NYSE: AS) have entered into a definitive merger agreement under which Armco will be merged into AK Steel Corporation, the principal operating subsidiary of the holding corporation. The proposed merger was jointly announced today by Richard M. Wardrop, Jr., chairman and chief executive officer of AK Steel and James F. Will, chairman, president and chief executive officer of Armco, following approval of the transaction by the boards of directors of both companies.

   "This merger is the next step in AK Steel's successful strategy of providing high value-added products for our customers," said
Mr. Wardrop. "Clearly, we see significant operational and organizational synergies that we believe will benefit our customers and result in an accretive transaction for AK Steel's shareholders."

   "We are pleased that this transaction will provide Armco shareholders a premium on their investment and the opportunity to be shareholders of the premier flat-rolled steel producer in the U.S.," said Mr. Will. "Our specialty steel and technology strengths, combined with AK Steel's proven capabilities, will enable the merged company to compete successfully on a global basis."

   The proposed tax-free merger is valued at $7.50 per share to Armco common shareholders, or approximately $842 million, based on AK Steel Holding's recent trading prices. Armco's common shares closed on May 20, 1999 at %5.63. Under the terms of the merger agreement, common shareholders of Armco will receive .2836 shares of common stock of AK Steel Holding for each common share of Armco, subject to adjustment. On a diluted basis, there are approximately 112.3 million Armco common shares outstanding, so that the exchange ratio would result in the issuance of approximately 32 million shares of AK Steel Holding common stock.

   The exchange ratio is subject to adjustment, within limits of a collar, based upon the average closing price of AK Steel Holding common stock during the ten-day trading period ending six days before the meeting at which Armco shareholders vote on the transaction. Under the terms of the collar, Armco common shareholders will receive AK Steel Holding shares having a value of $7.50 per Armco share so long as the average closing price of AK Steel Holding common stock during that trading period is between $22.00 and $26.44 per share. If the average closing price of AK Steel Holding common stock during that period is higher than $26.44 Armco common shareholders will receive AK Steel Holding shares having a value greater than $7.50 per Armco share, but in no event more than $8.00 per share.

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   If the average closing price of AK Steel Holding Corporation common stock during the trading period is less than $22.00, the exchange ratio will nonetheless be fixed at .3409 AK Steel Holding shares per Armco common share (so that the value received by Armco common shareholders would be less than $7.50). However, in that event, Armco will have the right to terminate the merger agreement prior to the meeting of the Armco shareholders, in which event AK Steel may elect to deliver additional shares of its common stock in order to assure a value of $7.50 per Armco common share. Holders of Armco's $3.625 Preferred Stock will receive an equal amount of a newly issued series of preferred stock of AK Steel Holding Corporation having the same terms as the $3.625 Preferred Stock. Holders of each of the other series of Armco's outstanding preferred stock would receive cash in an amount equal to the redemption price of their shares.

  Closing of the transaction is expected in the third quarter of 1999, subject to customary closing conditions, including expiration of the Hart-Scott-Rodino waiting period and approval by the shareholders of AK Steel and Armco. It is intended that the merger, which has a total transaction value estimated at approximately $1.3 billion, will qualify as a pooling of interests for accounting purposes. If, for any reason, the merger cannot be accounted for as a pooling of interests, AK Steel has reserved the right to pay up to 25% of the amount due Armco common shareholders in cash. In light of the proposed transaction, AK Steel also announced that it has terminated its share repurchase program.

   AK Steel produces flat-rolled steel products for automotive, appliance, construction and manufacturing markets. The company employs about 5,800 men and women in plants and offices in Middletown, Ohio, Ashland, Kentucky and Rockport, Indiana. Revenues for AK Steel in 1998 were $2.4 billion on shipments of
4.6 million tons, with net income of $114.5 million, or $1.93 per diluted share. The company has led the U.S. steel industry in operating profitability per ton for the past five consecutive years. The company's Website address is www.aksteel.com.

   Armco Inc. is a leading domestic producer of specialty flat-rolled stainless and electrical steels with primary plants in Butler, Pennsylvania and Coshocton, Mansfield and Zanesville, Ohio. Armco also produces snowplows and other ice control products, and standard pipe and tubular products. Total Armco employment is about 5,700. Revenues in 1998 for Armco were $1.7 billion, with income, before an accounting change, of $109.6 million, or $.81 per diluted share. Armco's Website address is www.armco.com.

                             Safe Harbor Statement
--------------------
[FN]
This news release includes "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934. In particular, all statements herein with respect to operational synergies and anticipated shareholder benefits resulting from the proposed merger of AK Steel and Armco, are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable; there are no assurances that those expectations will prove to have been correct.